# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tron Inc., CIK 0001956744
CUSIP: 85237B101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, Florida (FL), 32789
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001641172-25-020966
Filed by CIK 0002075159
Persons authorized to receive notices and communications: Steven A. Lipstein, Esq., Lucosky Brookman LLP, 101 Wood Avenue South, 5th Floor, Woodbridge, New Jersey (NJ), 08830, 732-395-4400

## Reporting persons
- Bravemorning Limited (CIK 0002075159): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 420,000,000; shared voting power 0; sole dispositive power 420,000,000; shared dispositive power 0; aggregate amount beneficially owned 420,000,000 (88.5% of the class)
  Comment: For rows 7, 9 and 11, represents (A) 200,000,000 shares of Common Stock held by Bravemorning Limited ("Bravemorning") that were issued on April 2, 2026, upon the conversion in full of the 100,000 shares of Series B Preferred Stock previously held by Bravemorning, with each such Preferred Stock Share having a stated value of $1,000.00 per share and at a conversion price of $0.50 per share, and (B) 220,000,000 shares of Common Stock held by Bravemorning that were issued on August 29, 2025 upon exercise in full of the PIPE Warrants on August 27, 2025, with each such warrant having an exercise price of $0.50 per share. For row 13, calculation based on 474,382,064 shares of Common Stock, which includes (i) 274,382,064 shares of Common Stock outstanding as of March 24, 2026, as disclosed by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 in addition to (ii) the 200,000,000 shares of Common Stock into which the 100,000 shares of Series B Preferred Stock previously held by Bravemorning was converted on April 2, 2026. Shareholder approval of the Series B Preferred Stock voting and conversion rights was obtained and became effective on August 11, 2025; accordingly, the prior 19.99% limitation is no longer applicable.
- Weike Sun (CIK 0002075156): type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); source of funds: other (OO); sole voting power 420,000,000; shared voting power 0; sole dispositive power 420,000,000; shared dispositive power 0; aggregate amount beneficially owned 420,000,000 (88.5% of the class)
  Comment: For rows 7, 9 and 11, represents (A) 200,000,000 shares of Common Stock held by Bravemorning that were issued on April 2, 2026, upon the conversion in full of the 100,000 shares of Series B Preferred Stock previously held by Bravemorning, with each such Preferred Stock Share having a stated value of $1,000.00 per share and at a conversion price of $0.50 per share, and (B) 220,000,000 shares of Common Stock held by Bravemorning that were issued on August 29, 2025 upon exercise in full of the PIPE Warrants on August 27, 2025, with each such warrant having an exercise price of $0.50 per share. For row 13, calculation based on 474,382,064 shares of Common Stock, which includes (i) 274,382,064 shares of Common Stock outstanding as of March 24, 2026, as disclosed by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 in addition to (ii) the 200,000,000 shares of Common Stock into which the 100,000 shares of Series B Preferred Stock previously held by Bravemorning was converted on April 2, 2026. Shareholder approval of the Series B Preferred Stock voting and conversion rights was obtained and became effective on August 11, 2025; accordingly, the prior 19.99% limitation is no longer applicable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tron Inc.
Address of issuer's principal executive offices: 941 W. MORSE BLVD., SUITE 100, WINTER PARK, Florida (FL), 32789
Comment: Following the conversion of the Series B Preferred Stock and exercise of the PIPE Warrants, Bravemorning Limited ("Bravemorning") beneficially owns 420,000,000 shares of Common Stock.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed by:
(i) Bravemorning; and
(ii) Mr. Weike Sun (together with Bravemorning, the "Reporting Persons").
Residence or business address: The registered address of each of the Reporting Persons is Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The principal business of Bravemorning is investments. Mr. Weike Sun holds senior management and advisory roles to several fintech companies.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (i) Bravemorning is a British Virgin Islands business company; and (ii) Mr. Weike Sun is a citizen of Saint Kitts and Nevis.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 of this Schedule 13D/A is hereby incorporated by reference into this Item 3. On June 16, 2025, the Issuer entered into the Securities Purchase Agreement with Bravemorning (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, on June 16, 2025, Bravemorning purchased from the Issuer 100,000 shares of Series B Preferred Stock, which were convertible into 200,000,000 shares of Common Stock, and PIPE Warrants to purchase 220,000,000 shares of Common Stock for an aggregate purchase price of $100,000,000. The purchase price for the Series B Preferred Stock and PIPE Warrants was paid in the form of 365,096,845 TRX tokens on June 28, 2025. On August 27, 2025, Bravemorning exercised the PIPE Warrants in full, and on August 29, 2025, the Issuer issued 220,000,000 shares of Common Stock to Bravemorning for an aggregate exercise price of $110,000,000, paid in the form of 312,500,100 TRX tokens. On April 2, 2026, upon conversion of the 100,000 shares of Series B Preferred Stock previously held by Bravemorning, the Issuer issued 200,000,000 shares of Common Stock to Bravemorning. Shareholder approval of the Series B Preferred Stock voting and conversion rights was obtained and became effective on August 11, 2025; accordingly, the prior 19.99% limitation is no longer applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D/A is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities reported herein for the purposes of obtaining control of the Issuer. In connection with the transactions, (A) Hans Haywood and Gary Herman resigned as members of the Board; (B) Douglas McKinnon resigned as a member of the Board (Mr. McKinnon remains the Company's Chief Financial Officer. Mr. McKinnon's resignation as a member of the Board was not a result of any disagreements with the Company on any matter relating to the Company's operations, policies, or practices) and (C) Mr. Weike Sun, Zhihong Liu ("Mr. Liu"), and Zi Yang ("Mr. Yang") were appointed as members of the Board. Mr. Weike Sun was named Chairman of the Board. Mr. Liu and Mr. Yang were appointed to each of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board. Mr. Liu serves as chair of the Compensation Committee and Mr. Yang serves as chair of the Nominating and Corporate Governance Committee. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to the terms and conditions of the Securities Purchase Agreement, may, from time to time, and at any time in the future, formulate plans or proposals depending on various factors, including the Issuer's financial position and strategic direction, corporate transactions, actions taken by the Issuer's Board of Directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D/A. Without limiting the foregoing and the subject to any transfer restrictions set forth in the Securities Purchase Agreement, the Reporting Persons may, from time to time, (i) acquire additional shares of Common Stock, other equity, debt, notes, other securities, or derivative, other instruments that are based upon or relate to the value of securities of the Issuer or any combination of the foregoing (collectively, the "Securities") in the open market, private transactions or otherwise; (ii) dispose of any or all of their Securities in the open market, private transactions or otherwise, including pursuant to registered transactions if and when such registered transactions are approved by the Issuer; (iii) engage in any hedging, derivative or similar transactions, including with respect to the Securities or otherwise; (iv) discuss with the Issuer's management, including the Board, the governance and strategic direction of the Issuer; or (v) propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D/A. Shareholder approval of the Series B Preferred Stock voting and conversion rights was obtained and became effective on August 11, 2025; accordingly, the prior 19.99% limitation is no longer applicable. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages and Item 2 of this Schedule 13D/A is hereby incorporated by reference into this Item 5. As of April 2, 2026, the Reporting Persons beneficially own 420,000,000 shares of Common Stock which constitutes approximately 88.5% of the outstanding Common Stock, based on (x) 274,382,064 shares of Common Stock outstanding as of March 24, 2026, as disclosed by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, in addition to (y) the 200,000,000 shares of Common Stock issued on April 2, 2026, upon conversion of the 100,000 shares of Series B Preferred Stock previously held by Bravemorning. The Reporting Persons do not beneficially own any shares of Common Stock except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Bravemorning is the direct beneficial owner, and has sole power to vote and direct the disposition, of 420,000,000 shares of Common Stock. Mr. Weike Sun may be deemed the indirect beneficial owner of such securities by virtue of his control of Bravemorning. As such, Mr. Weike Sun may be deemed to have sole power to vote and direct the disposition of such securities.
Transactions in the class effected during the past sixty days: Other than as disclosed herein, the Reporting Persons have not engaged in any transaction in any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 16, 2025, the Issuer entered into the Securities Purchase Agreement with Bravemorning. Pursuant to the Securities Purchase Agreement, on June 16, 2025, Bravemorning purchased from the Issuer 100,000 shares of Series B Preferred Stock and PIPE Warrants to purchase 220,000,000 shares of Common Stock for an aggregate purchase price of $100,000,000. The purchase price for the Series B Preferred Stock and PIPE Warrants was paid in the form of 365,096,845 TRX tokens on June 28, 2025. On August 27, 2025, Bravemorning exercised the PIPE Warrants in full, and on August 29, 2025, the Issuer issued 220,000,000 shares of Common Stock to Bravemorning for an aggregate exercise price of $110,000,000, paid in the form of 312,500,100 TRX tokens. On April 2, 2026, upon conversion of the 100,000 shares of Series B Preferred Stock, the Issuer issued 200,000,000 shares of Common Stock to Bravemorning. Shareholder approval of the Series B Preferred Stock voting and conversion rights was obtained and became effective on August 11, 2025; accordingly, the prior 19.99% limitation is no longer applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT 99.1: Form of Securities Purchase Agreement, dated as of June 16, 2025 (incorporated by reference from Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).

EXHIBIT 99.2: Form of Common Stock Purchase Warrant, dated as of June 16, 2025 (incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025).

## Signatures
- Bravemorning Limited: /s/ Weike Sun, Bravemorning Limited, by Mr. Weike Sun, its Director (04/13/2026)
- Weike Sun: /s/ Weike Sun, Mr. Weike Sun (04/13/2026)